UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Diomed Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25454R108
(CUSIP Number)

Charlotte Edelman, Esq.
Mintz Levin Cohen Ferris Glovsky and Popeo, P.C.
666 Third Avenue, New York 10017
(212) 692-6730

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.❒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                            SCHEDULE 13D
CUSIP NO. 25454R108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nathan A. Low
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 791,630 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORT REPORTING	9	SOLE DISPOSITIVE POWER 791,630 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 791,630 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.51%
14	TYPE OF REPORTING PERSON (See Instructions) IN

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SCHEDULE 13D/A

Nathan A. Low, the undersigned Reporting Person, hereby amends Item 5 of his Schedule 13D, dated as of November 25, 2003 and filed on December 5, 2004, with respect to the Common Stock, par value $.001 per share, of Diomed Holdings, Inc., a Delaware corporation (the “Company”). On June 17, 2004, the Company effected a 1-for-25 reverse stock split (the “Stock Split”) of its Common Stock. Accordingly, all of the share figures and prices in this Amendment No. 1 have been adjusted to give effect to the Stock Split. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the previously filed Schedule 13D, as amended

      Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended by adding the following disclosure:

On October 25, 2004, the Company completed the sale of $7,000,000 aggregate principal amount of its Variable Rate Convertible Debentures, 2,362,420 shares of its Common Stock and warrants to purchase 3,013,671 shares of its Common Stock in a private placement financing transaction (the “Financing”). As a result of the Financing and pursuant to certain provisions regarding weighted-average antidilution protection contained in the warrant agreements evidencing Mr. Low’s warrants, the exercise price of certain of warrants held by Mr. Low was decreased from $2.00 per share to $1.93 per share, and the exercise price of other warrants held by Mr. Low was decreased from $2.50 to $2.32 per share.

On October 26, 2004, Mr. Low exercised warrants to purchase 125,083 shares of Common Stock at a $1.93 per share and warrants to purchase 356,717 shares of Common Stock at $2.32 per share. Such shares were purchased by way of a cashless exercise, the net effect of which was the issuance to Mr. Low of 355,955 shares of Common Stock while 125,845 shares will not be issued to him but will instead be deemed paid to the Company as consideration of the aggregate exercise price. Mr. Low holds no further warrants at the time of the filing of this Schedule 13D.

Following the exercise of the above referenced warrants, Mr. Low’s beneficial ownership consists of 791,630 shares of Common Stock. As reported by the Company’s most recent Quarterly Report on Form 10-QSB, for the period ended September 30, 2004, filed November 4, 2004, the Company has 17,581,358 shares of Common Stock outstanding as of November 4, 2004. Accordingly, Mr. Low’s beneficial ownership of 791,630 shares of Common Stock represents 4.51% of the total number of shares of Common Stock of the Company.

Mr. Low has the sole power to vote and sole power to dispose of, the 791,630 shares Common Stock. Except as described above, during the past sixty days, Mr. Low has not effected any transactions in shares of Common Stock.

The 791,630 shares of Common Stock beneficially held by Mr. Low does not include shares of Common Stock beneficially held by Sunrise Foundation Trust, a charitable trust of which Mr. Low is trustee. Mr. Low disclaims beneficial ownership of the shares of Common Stock held by Sunrise Foundation Trust.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2003
(Date)
/s/ Nathan A. Low
(Signature)
Nathan A. Low
(Name)

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